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                                                              EXHIBIT (a)(1)(Y)

To: Relatives and Contacts for Delta Employees on Military Leave

From: Dave Smith, Vice President - Global Rewards and Recognition

RE: Stock Option Exchange Materials to be acted upon by June 25, 2003

Delta Air Lines, Inc. is initiating a stock option exchange program that allows eligible employees to exchange certain stock options for options with a new exercise price. You have been identified as a contact for one of our employees who is on military leave and is eligible for the stock option exchange program.

On May 28, 2003, we mailed information about the exchange program to the employee's home address on file with Delta. Most of the information is also available on http://investor.delta.com/edgar/cfm and the HR Employee Connection on Delta's intranet. The materials mailed to the employee's home contain everything necessary for the employee to exchange his or her stock options by telephone should he or she choose to exchange options. The procedure for exchange is outlined in the materials.

If the employee chooses to exchange existing stock options for new options, the telephone exchange process must be completed by JUNE 25, 2003 AT 7:00 P.M. eastern time (unless the offer is extended for some reason). No action is necessary if the employee retains his or her existing options. We are sending this memo to you because we hope that you can get in touch with the Delta employee on military leave and get the information to him or her about the option exchange program.

If we can assist you or the employee, please call Rohit Dayal at (404)
773-4695.